NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION F[redacted]





10010713

January 12, 2010

Edna M. Chism
Assistant General Counsel
Legal Services
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-12-10

Re: Entergy Corporation
Incoming letter dated December 21, 2009

Dear Ms. Chism:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Entergy by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

FISMA & OMB Memorandum M-07-16

January 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Entergy Corporation
Incoming letter dated December 21, 2009

The proposal relates to compensation.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(h)(3). We note your representation that Entergy included the proponent's proposal in its proxy statement for its 2008 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Entergy relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

1934 Act/Rule 14a-8

December 21, 2009

Via Electronic Mail and UPS Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Entergy Corporation – Stockholder Proposal submitted by Robert D. Morse

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting" and such materials, the "2010 Proxy Materials") a stockholder proposal (the "2010 Proposal") submitted by Robert D. Morse (the "Proponent") and received by Entergy on August 4, 2009. Entergy requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the 2010 Proposal from its 2010 Proxy Materials for the reasons outlined below.

Entergy intends to file its definitive proxy materials for the 2010 Annual Meeting on or about March 22, 2010. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email. A copy of this letter and its exhibits will also be sent to the Proponent.

The 2010 Proposal

The 2010 Proposal includes the following language:

"I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments."

A copy of the 2010 Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Analysis

I. The 2010 Proposal May Be Excluded Pursuant to Rule 14a-8(h) (3).

Rule 14a-8(h)(3) provides that if a proponent or its qualified representative "fail[s] to appear and present the proposal, without good cause, the company will be permitted to exclude all of [proponent's] proposals from its proxy materials for any meetings held in the following two calendar years."

Mr. Morse submitted the 2010 Proposal in a letter to the Company dated August 1, 2009, which the company received August 4, 2009. Mr. Morse previously submitted a proposal for inclusion in the proxy materials for the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting" and such proposal, the "2008 Proposal"). The 2008 Proposal was included in the proxy materials for the 2008 Annual Meeting (the "2008 Proxy Materials"), the relevant portion of which is attached hereto as Exhibit B. Neither Mr. Morse nor a qualified representative appeared at the Company's 2008 Annual Meeting. Moreover, Mr. Morse has not presented any good cause or other reason for his or his representative's failure to appear.

Mr. Morse has submitted numerous proposals to various public companies over a period of many years, and has repeatedly violated Rule 14a-8(h) (1). Accordingly, the Staff has repeatedly allowed the exclusion of proposals submitted by Mr. Morse pursuant to Rule 14a-8(h) (3). *See, e.g., Medco Health Solutions, Inc.* (December 2, 2009); *Comcast Corporation* (February 25, 2008); *Anthracite Capital Inc.* (February 5, 2008); *Intel Corporation* (January 22, 2008); *Crown Holdings Inc.* (January 9, 2008); *ExxonMobil* (December 20, 2007); *Eastman Kodak Company* (December 31, 2007).

Any suggestion by Mr. Morse that the Company's introduction of the 2008 Proposal in his absence satisfies the requirements set forth in Rule 14a-8(h)(1) should be dismissed. The Staff has previously addressed this situation and determined that it does not estop a company from asserting Rule 14a-8(h)(3). *See The Proctor & Gamble Company* (July 24, 2008).

Thus, for the reasons stated above and in accordance with Rule 14a-8(h)(3), the Company believes the 2010 Proposal may be excluded from its 2010 Proxy Materials.

II. The 2010 Proposal May Be Excluded Pursuant to Rule 14a-8(i)(12)(ii).

Rule 14a-8(i)(12)(ii) provides that "[i]f the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received...less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

The 2010 Proposal deals with substantially the same subject matter as a proposal that was included in each of the Company's proxy materials for its 2008 Annual Meeting and its 2007 Annual Meeting of Stockholders (the "2007 Proposal"). The 2008 Proposal and the 2007 Proposal are collectively referred to herein as the "Prior Proposals," and are attached as Exhibit B and Exhibit C.

The Commission has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." *Exchange Act Release No. 34-20091* (August 16, 1983). The Staff has consistently concluded that companies may properly exclude resubmissions that are based on similar substantive concerns, notwithstanding differences in specific language. Accordingly, the Staff has previously permitted exclusion of a proposal by Mr. Morse "to eliminate all remuneration for any one of Management in an amount above $500,000.00" after Mr. Morse had previously submitted similar, but not identical, proposals. *Ford Motor Company* (March 8, 2006). *See also Bank of America Corporation* (January 11, 2007).

In this case, each of the Prior Proposals is substantially similar to the 2010 Proposal; all three proposals request that the Company's Board of Directors act to limit compensation of management to $500,000.00 per year, plus nominal perks. In addition, the supporting statements for the proposals reiterate similar themes, namely that management is overpaid.

Notwithstanding Mr. Morse's or his representative's failure to appear at the 2008 Annual Meeting, the 2008 Proposal was submitted to a vote at the 2008 Annual Meeting. As Reported on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed on August 8, 2008 (File No. 001-11299), the 2008 Proposal received 8,781,863 votes for and 141,336,617 votes against. There were 2,201,540 abstentions and 13,391,061 broker non-votes. Such votes equate to 5.85% of the vote. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). *Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals* (July 13, 2001). Consequently, the votes in favor of the 2008 Proposal fell short of the 6% of the vote required under Rule 14a-8(i)(12)(ii).

Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(12)(ii), the Company believes the 2010 Proposal may be excluded from its 2010 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the 2010 Proposal may be excluded from Entergy's 2010 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (504) 576-4548.

Very truly yours,



Assistant General Counsel

Attachments

cc: Robert D. Morse

EXHIBIT A

RECEIVED
AUG - 4 2009

Robert D. Morse
FISMA & OMB Memorandum M-07-16

August 1, 2009

FISMA & OMB Memorandum M-07-16

Office of The Secretary
Entergy Corporation
639 Loyal Ave. PO Box 61000
New Orleans, LA 70161

Dear Secretary:

I, Robert D. Morse, of ***FISMA & OMB Memorandum M-07-16*** , owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry.** To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse
Robert D. Morse

EXHIBIT A

Robert D. Morse

FISMA & OMB Memorandum M-07-16

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only <u>five upper</u> Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used <u>only</u> in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only <u>present</u> way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.}

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are <u>not given voluntarily by not voting.</u>

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse



EXHIBIT B

Item 4 - Shareholder Proposal Relating to Limitations on Management Compensation

Mr. Robert D. Morse, ***FISMA & OMB Memorandum M-07-16*** , a record owner of 1,009 shares of our common stock, has advised us that he plans to introduce the following proposal.

Proposal

I, Robert D. Morse, of ***FISMA & OMB Memorandum M-07-16*** . owner of $2000.00 or more of Entergy, Inc., stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks [i.e.; company car use, club memberships]. This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

Reasons

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit!

The Board of Directors recommends that you vote AGAINST this proposal for these reasons:

The Board believes that adoption of this proposal would severely limit our ability to attract, retain, motivate and reward executives who can contribute to our long-term success and thereby build value for our shareholders. We must be able to offer integrated compensation programs that are competitive with comparable companies, align the economic interests of executives with our shareholders and tie compensation to both individual and company performance.

The Personnel Committee, which is comprised entirely of independent directors, recognizes its responsibility to structure executive compensation in a manner that is in our shareholders' best interests. The Personnel Committee and the Board devote significant time and effort to assessing the performance of our Chief Executive Officer and our other senior executives. In designing compensation packages for these officers, the Personnel Committee considers, among other things, our goals and objectives, corporate and individual performance, relative shareholder return and the compensation paid to senior executives at our peer companies. The Compensation Discussion and Analysis included on page 14 of this Proxy Statement further explains the compensation program for our Name Executive Officers. The Board believes that it is ultimately in our shareholders' best interest that this program not be subject to the limitations reflected in this proposal.

EXHIBIT C

ITEM 4 - Shareholder Proposal Relating to Limitations on Management Compensation

Mr. Robert D. Morse, ***FISMA & OMB Memorandum M-07-16*** , a record owner of 1,009 shares of our common stock, has advised us that he plans to introduce the following proposal:

"PROPOSAL

I, Robert D. Morse, of ***FISMA & OMB Memorandum M-07-16*** owner of $2,000.00 or more in Entergy Services, Inc. stock request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks {i.e.: company car use, club memberships] This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., plus if any severance contracts in effect, are completed, which I consider part of the remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style. There is little or no information provided in the Proxy showing actual accomplishments, only that certain levels have been achieved. These funds might better be applied to the shareowners benefit. The savings in elimination of personnel needed to process all previous programs could be tremendous.

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit!"

The Board of Directors recommends that you vote AGAINST this proposal for these reasons:

The Board believes that adoption of this proposal would severely limit our ability to attract, retain, motivate and reward executives who can contribute to our long-term success and thereby build value for our shareholders. We must be able to offer integrated compensation programs that are competitive with comparable companies, align the economic interests of executives with our shareholders and tie compensation to both individual and company performance.

The Personnel Committee, which is comprised entirely of independent directors, recognizes its responsibility to structure executive compensation in a manner that is in our shareholders' best interests. The Personnel Committee and the Board devote significant time and effort to assessing the performance of our Chief Executive Officer and our other senior executives. In designing compensation packages for these officers, the Personnel Committee considers, among other things, our goals and objectives, corporate and individual performance, relative shareholder return and the compensation paid to senior executives at our peer companies. The Compensation Discussion and Analysis included on page 14 of this Proxy Statement further explains the compensation program for our Named Executive Officers. The Board believes that it is ultimately in our shareholders' best interest that this program not be subject to the limitations reflected in this proposal.